Exhibit 99.1

Red White & Bloom Brands Announces Appointment of Edoardo Mattei

as Chief Financial Officer and Corporate Secretary

TORONTO, ONTARIO March 16, 2023 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. ("RWB" or the "Company") (CSE: RWB and OTC: RWBYF), is pleased to confirm the appointment of Mr. Edoardo (Eddie) Mattei as its Chief Financial Officer, subject to final US state regulatory approval. As of December 1st, 2022, Eddie was contracted by the Company in a fractional role to assist with the orderly transition and timely restructuring of the Company’s Finance, Information Technology, and Human Resources teams. Effective March 15, 2023, subject to the aforementioned regulatory approval, Eddie will assume the role of Chief Financial Officer and will also be appointed the Company's Corporate Secretary. Eddie will be based at the Company’s headquarters in Toronto, Ontario.

With over twenty years of experience in diverse industries, operating in both public and private markets, Eddie brings a grounded CFO skillset to the Company having held leadership roles with responsibility for financial reporting, corporate finance, domestic and international taxation, global treasury, business development, mergers, acquisitions and divestitures, investor relations, information technology, human resources, and risk management.

Eddie holds an MBA from Wilfrid Laurier University and is a CPA (CA) and started his career at Grant Thornton, LLP in Toronto.

"I am grateful for the opportunity to join RWB and to work alongside a talented and hard-working team of individuals focused on the Company’s success. We have undertaken a comprehensive review at our broader scope reporting skillsets, both within RWB and within our service provider network, and, as a result, have proactively implemented value-added staffing, and system changes as well as instituted practices within RWB that will encourage collaborative workflows, open dialogue, and a team-based approach to defining and executing solutions to challenges that we face as a public company in the cannabis marketplace. All of these changes will ensure that the Company can and will continue to meet its reporting timelines, starting with the Company’s 2022 year-end financial statements and associated disclosures, due May 1, 2023, in addition to improving the quality of the information disseminated to our valued shareholders. I look forward to supporting Brad, Colby, and the entire RWB team, as we continue on the Company’s path to success,” said Eddie Mattei, Chief Financial Officer of the Company.

"We are proud to welcome Eddie to our management team as our new CFO," said Colby De Zen, President of RWB. "His practical financial and operational experience will be invaluable to the Company as we continue to grow and expand our business and optimize the day-to-day operations of the Company.”

The Company further reports that it has issued 1,250,000 stock options to an officer of the Company. The stock options are exercisable to acquire up to 1,250,000 common shares of the Company at an exercise price of $0.10 for a period of ten years from issuance. The stock options vest quarterly over a period of two years commencing on the first anniversary date of the grant. The terms for the grant are in line with the parameters set out in the Company’s existing Employee Stock Option Plan (“ESOP”).

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, that include Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Edoardo (Eddie) Mattei, CFO

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:

@rwbbrands
@redwhitebloombrands
@redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

2

There are several important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company's proposed business, such as failure of the business strategy and government regulation; risks related to the Company's operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property, and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.